Filed By: Montana Acquisition Corporation
                                                  Commission File No. 333-46174
                                                           Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                                        Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                        Subject Company: Distribution Management Services, Inc.
                                                  Commission File No. 000-27539

                       Subject: Preliminary Business Combination Communication,
                                                   Definitive Letter of Intent,
                                                          Dated August 12, 2010

                    [Montana Acquisition Corporation's Letterhead]

Randolph S. Hudson
Chairman of the Board
(585) 495-6945

[Montana's Logo]                                MONTANA ACQUISITION CORPORATION

Post Office Box 202
Wyoming, New York  14591-0202


                                Advice of Delivery;
                 Facsimile Delivered by Telecopier to (954) 922-0847
                       (Original Delivered by U. S. Mail)

                                  August 12, 2010



The Board of Directors
DISTRIBUTION MANAGEMENT SERVICES, INC.
2029 Taft Street
Hollywood, Florida  33020

         Subject: Prospective Reorganization and Combination of Montana Acquisition Corporation (DE) with Distribution Management Services, Inc. (FL)

Gentlemen:

     As you are aware, several months ago the acting senior executive officer of Montana Acquisition Corporation, a United States corporation organized under the laws of the State of Delaware, Federal Employer Identification No. 14-1824753("Montana"), held preliminary discussions with your President in connection with a potential combination of our companies. Although Montana was not able to obligate itself in regard to the consideration that was offered to the shareholders of Distribution Management Services, Inc., a Florida corporation, Federal Employer Identification No. 65-0574760 ("DMS"). At that time, I believed that both management teams viewed a combination of our companies as strategically compelling.

     On this date, Montana is prepared to initiate the strategic business combination by way of a reorganization under Section 252 of Delaware Statutes (8 Del. Cd. Section 252) between Montana and DMS, on terms that may provide far greater benefit for DMS' shareholders, in contrast to such as they may be receiving from DMS' under its present quotation limitations and trading capability. Consequently, I believe this offer by Montana merits detailed and serious consideration by you and by DMS' shareholders.

     To that extent, Montana proposes to combine with DMS in a stock-for-stock transaction that would be tax-deferred (in terms of the immediacy of any assessment for liability under the Internal Revenue Service's capital gains' regulations) to our now respective, then mutual, shareholders. (The actual details of the Reorganization are more fully described hereinbelow.)

     By the effect of the share exchange described herein, Montana will be capable of overcoming one of the principal impediments for potentially having its common voting equity securities quoted on an electronic or intermediary quotation system; namely, by its ability to demonstrate that it has a certain number of shareholders. With Montana's capability to have its common stock quoted on the Over-the-Counter Bulletin Board, DMS' shareholders will gain additional comfort from having a significantly enhanced path to liquidity compared to their existing situation, by virtue of being part of a fully-reporting company, which will be capable of presenting its shareholders with full disclosures.

     Therefore, Montana is providing you with this preliminary letter of intent ("Letter of Intent") whereby; Montana is summarizing its preliminary discussions with you and is formally representing its intent to pursue a proposed a business combination (the "Reorganization") between Montana and DMS, in exchange for certain valuable consideration ("Reorganization Consideration") to be paid by Montana and identified hereunder, and for the mutual indemnifications, covenants, releases, filings, and the specific performance respective of and to Montana's and DMS' obligations that may arise therefrom, all in accordance with the following understandings, provisions, terms, and conditions. Of course, a definitive share exchange agreement must be executed by Montana and DMS, in pursuance of the terms and provisions set forth hereunder (the "Reorganization Agreement"), which will contain many terms and provisions in addition to those contained in this Letter of Intent, and, which must be agreed upon by DMS' Directors and shareholders.

     Where applicable, this offer succeeds all prior offers, writings, proposals, and oral communications heretofore delivered or expressed between the Parties (Montana and DMS, when hereinafter referred to on a collective basis).

     This offer does not intend to corrupt or circumvent any rule or regulation of the Securities and Exchange Commission ("SEC") or of any state's securities laws. Moreover, this offer, by itself, does not constitute an offer to sell or buy or a solicitation to buy or sell securities in the United
States.   In addition, a facsimile of this Letter of Intent must be furnished to the SEC in accordance with the provisions of Rule 425 in accordance with the applicable provisions of the Securities Act of 1933.

     Once accepted, Montana will consider this offer to be a binding obligation of the Parties that unequivocally confirms their mutual desire to consummate the transaction set forth herein. To that extent, Montana will report that event on a current report to the SEC.

     Please be advised: This letter contains certain statements that may suggest the existence of certain risks and uncertainties under the transaction hereby proposed and are expressed through the language used by Montana to describe the proposed transaction, and the anticipated results therefrom, and all to induce DMS' acceptance hereof. DMS' shareholders may be subject to unidentified adverse risks related to the prospective transaction discussed herein, which, in some cases, may be concealed by Montana's use of these certain and ambiguous phrases or terms. These statements may relate to Montana's stated future actions, objectives, expectations, and intentions regarding the subject matter hereof, if any. The use of words such as "contemplate," "anticipate," "intend," "plan," "propose," "may," "could," and similar terms and expressions may identify these statements. The actual consequences of Montana's future performance could differ materially from those delineated herein. Factors that could contribute to these differences include those discussed and elsewhere contained in this Letter of Intent. (In the phraseology of the SEC, the types of phrases and terms referred to above are sometimes referred to as "forward-looking" statements.)

     Montana's understanding of the proposed transaction with DMS is as follows:

1. Transaction Overview. In consideration of the mutual representations, warranties, covenants, and agreements to be contained in the Reorganization Agreement, and for other good and valuable consideration, the receipt and sufficiency of which will be required to be acknowledged, and, in addition to additional terms, provisions, covenants, and conditions to be contained in the Reorganization Agreement, each of Montana and DMS agree to proceed to effect a share exchange between the Parties; whereby:

1.1 The Reorganization Consideration. Montana will offer Reorganization Consideration to the holders of DMS' common voting equity securities for the satisfactory and timely consummation of the Reorganization in an amount equal to $2 (Two Dollars) per share, to be paid by a negotiable promissory note, which shall be distributed on a proportionate basis to DMS' shareholders by a distribution and/or paying agent satisfactory to DMS' Board of Directors. Montana will be obligated to pay that certain non-interest bearing note not later than six (6) months from the Closing, unless extended by Montana's pre-reorganization shareholders. (The ultimate liability and obligation of the Reorganization Consideration shall remain with Montana, in its successor form.) Any portion of the Reorganization Consideration, which remains undistributed to DMS' shareholders for three (3) months beyond the payment of the note by Montana, shall be returned to Montana and shall be subject to renewal, redistribution, or cancellation by Montana's determination. Thereafter, the eligible persons or entities, respectively, to whom or to which a portion of the Reorganization Consideration was to have been paid or issued, shall thereafter look only to Montana for final settlement of their respective claim or claims to the Reorganization Consideration, to be settled by Montana at its convenience.

1.2 The Reorganization. At the Effective Time and upon the terms and subject to the conditions set forth in the definitive Agreement and Plan of Reorganization and to operate not inconsistent with the applicable provisions of Section 252 of the Delaware General Corporation Law of the State of Delaware and all amendments and additions thereto ("Delaware Law"), by virtue of the Reorganization and without any action on the part of Montana or the holder of any shares of DMS Common Stock, the following shall occur:

1.3 Number of Shares of Montana Common Stock. At the Effective Time, Montana shall issue and/or cause to be reserved shares of its common stock such that the shareholders of DMS together will own an aggregate of not less than 51% (fifty-one percent) of the total issued and outstanding common stock of Montana at the Effective Time.

1.4 Conversion of DMS Common Stock. Each share of DMS Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting

Shares, as such term is defined in paragraph 1.7 hereinbelow) will be automatically cancelled and extinguished and each share of DMS Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive shares of Montana Common Stock proportionate to the sum of the total number of shares of DMS Common Stock issued and outstanding immediately prior to the Effective Time (the "Fully Diluted Shares"). The foregoing rate of exchange of the DMS Common Stock shall be referred to as the "Reorganization Ratio."

1.5 Effective Time. The Reorganization will become effective upon the proper filing of the requisite documents with the Secretary of State of the State of Delaware, and with such other jurisdictions as may be required, and, in accordance with the applicable provisions of Regulation 14C, on the date following 20 calendar days from the date Montana's shareholders approve the Reorganization and after Montana files a Schedule 14C with the SEC (17 CFR 240.14c-2) that will evidence the definitive agreement by DMS' shareholders of the Reorganization (the "Effective Time").

1.6 Fractional Shares. No fraction of a share of Montana Common Stock will be issued upon such exchange of shares of DMS Common Stock. Instead amounts of shares will be rounded up to the nearest whole number.

1.7 Reservation of Shares. Montana will reserve sufficient shares of Montana Common Stock for issuance pursuant to paragraph 1.3 hereinabove.

1.8  Dissenting Shares.

(a) Notwithstanding any provision of the Reorganization Agreement to the contrary, any shares of DMS Common Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("Dissenting Shares") shall not be converted into or represent a right to receive Montana Common Stock pursuant to paragraphs 1.2 and 1.3 hereinabove, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

(b) Notwithstanding the provisions of paragraph 1.7, if any holder of shares of DMS Common Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of (i) the Effective Time or
(ii) the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Montana Common Stock as hereinabove provided in paragraphs 1.2 and 1.3, without interest thereon, in accordance with said paragraphs 1.2 and 1.3.

(c) DMS shall give Montana (i) prompt notice of its receipt of any written demands for appraisal of any shares of Montana Common Stock, withdrawals of such demands, and any other instruments relating to the Reorganization received by

DMS and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law.

1.9 Exchange of Certificates. At Closing, or as soon as practicable thereafter, Montana's transfer agent shall issue a letter of transmittal to each DMS Shareholder of record. After having received a completed letter of transmittal and certificates representing such DMS Shareholder's DMS Common Stock, the transfer agent shall deliver certificates representing the whole number of shares of Montana Common Stock into which such DMS Shareholder's shares of DMS Common Stock shall have been exchanged as set forth herein. Each respective Montana and DMS shareholder must pay the sum of $15.35 (to cover the cost to issue a new certificate and mail it to the shareholder) at such time he delivers his certificate to Montana's stock transfer agent.

1.10 No Further Ownership Rights in DMS Common Stock. All shares of Montana Common Stock issued upon the surrender for exchange of shares of DMS Common Stock in accordance with the terms contained in the Reorganization Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of DMS Common Stock, and there shall be no further registration of transfers on the records of DMS of shares of DMS Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to Montana for any reason, they shall be canceled and exchanged as provided in the Reorganization Agreement.

1.11 Lost, Stolen or Destroyed Certificates. In the event any certificates evidencing shares of DMS Common Stock shall have been lost, stolen or destroyed, the transfer agent for Montana shall issue certificates representing such shares of Montana Common Stock in exchange for such lost, stolen or destroyed certificates; upon (a) the making of an affidavit of that fact by the holder thereof and (b) the payment to Montana's transfer agent of $15.35 (to cover the cost to issue a new certificate and mail it to the shareholder).

1.12 Registered Securities. The shares of Montana Common Stock to be issued to DMS' shareholders in connection with the exchange and discussed hereinabove in paragraphs 1.2 and 1.3 will be considered to be registered under the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder (the "Securities Act").

1.13 Reporting of Reorganization. For Federal, state, and local income tax return reporting purposes, all Parties agree to treat the Reorganization as a nontaxable reorganization under paragraph 368 of the Internal Revenue Code (the "Code"). DMS and Montana shall take no action with respect to the capital stock, assets, or liabilities of Montana that could reasonably be expected to cause the Reorganization to fail to qualify as a nontaxable exchange within the meaning of paragraph 368 of the Code; provided, however, that the Parties' obligations pursuant to this provision will be subject to their respective right to terminate the definitive Reorganization Agreement pursuant to the termination provisions thereof. Neither Montana nor DMS will take any action which could reasonably be expected to preclude the exchange from qualifying as a nontaxable exchange under paragraph 368 of the Code.

1.14 Board of Directors and Officers of Montana. Simultaneously at Closing all of the existing directors of DMS shall resign and all of the existing officers of DMS shall resign.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any such further action will be necessary or desirable to carry out the purposes of the definitive Reorganization Agreement, the officers and directors of Montana are fully authorized to take, and will use their reasonable efforts to take, all such lawful and necessary action.

2.   The Closing.

2.1 Time and Place of Closing. Montana expects the closing of the Reorganization (the "Closing") to take place at a time and place to be determined by the Parties, on September 4, 2010, provided that the definitive conditions precedent to Closing have been satisfied, unless otherwise agreed to in the definitive Reorganization Agreement, or unless an objection or comment to Montana's Schedule 14C in this regard by the SEC will delay the Closing.

2.2 Obligations of DMS and the DMS Shareholders at or Prior to the Closing. At or prior to Closing, and subject to the satisfaction by Montana of its obligations under the definitive Reorganization Agreement, DMS and the DMS Shareholders expect to deliver to Montana the following:

(a) A copy of the Articles of Incorporation of DMS, as amended, certified as of a date within 10 days of the Closing by the Secretary of State of the State of Floridaa and certified by the corporate secretary of DMS as to the absence of any amendments between the date of certification by the Secretary of State and the Closing;

(b) A certificate from the Secretary of State of the State of Delaware as to the existence and good standing of DMS, as foreign corporation qualifed to transact business in Delaware, as of a date within 10 days of the Closing;

(c) A certificate of the corporate secretary of DMS attaching thereto true and correct copies of the bylaws of DMS;

(d) An opinion by DMS' counsel that DMS was duly formed and is validly existing, and has all requisite corporate authority to enter into the Reorganization Transaction;

(e)  A current list of DMS' shareholders;

(f) A current unaudited statement of financial condition prepared by DMS for its fiscal year ended May 31, 2010;

(g) The certificates evidencing the shares of DMS Common Stock owned by the DMS Shareholders, duly endorsed for transfer to Montana;

(h) Such other documents as are required pursuant to the definitive Reorganization Agreement or as may reasonably be requested from DMS by Montana or its counsel.

2.3 Obligations of Montana at or Prior to the Closing. At or prior to Closing, and subject to the satisfaction by DMS of its obligations under the definitive Reorganization Agreement, Montana expects to deliver to DMS and to the DMS Shareholders the following:

(a) A copy of the Certificate of Incorporation of Montana certified as of a date within ten days of the Closing by the Secretary of State of the State of Delaware and certified by the corporate secretary of Montana as to the absence of any amendments between the date of certification by the Secretary of State and the Closing;

(b) A certificate from the Secretary of State of the State of Delaware as to the existence and good standing of Montana as of a date within ten days of the Closing;

(c) A certificate of the corporate secretary of Montana attaching thereto true and correct copies of the bylaws of Montana and the corporate resolutions duly adopted by the board of directors of Montana authorizing the consummation of the transactions contemplated by the Reorganization;

(d) Such other documents as are required pursuant to the Reorganization Agreement or as may reasonably be requested from Montana by DMS or its counsel; and

(e) Certificates evidencing the Montana Common Stock to be issued to the DMS Shareholders pursuant to the provisions set forth in the Reorganization Agreement.

3. Reasons for Termination of the Reorganization. The Reorganization may be terminated at any time prior to the Closing as follows:

3.1  by mutual written consent of Montana and DMS;

3.2 by Montana or DMS by written notice to the other party hereto, if the Closing shall not have occurred on or prior to the close of business on September 15, 2010 (unless such event has been caused by a breach of the Reorganization Agreement by the party that is seeking such termination);

3.3 by Montana or by DMS if a Governmental or Regulatory Body has permanently enjoined or prohibited consummation of the Share Reorganization and such court or government action is final and nonappealable;

3.4 by Montana if it is not in material breach of its obligations under the Reorganization Agreement if DMS has failed to comply in any material respect with any of its covenants or agreements under the Reorganization Agreement that are required to be complied with prior to the date of such termination; or

3.5 by DMS if it is not in material breach of its obligations under the Reorganization Agreement if Montana has failed to comply in any material respect with any of its covenants or agreements under the Reorganization Agreement that are required to be complied with prior to the date of such termination.

3.6 by Montana if DMS fails to obtain approval of the Reorganization by DMS Shareholders;

3.7 by DMS if Montana fails to obtain approval of the Reorganization by the Montana shareholders;

3.8 by DMS if there is an action pending or threatened against Montana by the SEC with respect to the revocation of the registration of Montana's Common Stock; and

3.9 by either Montana or DMS in the event that such other party is the subject of any litigation, claim, suit, action or proceeding, or to such party's Knowledge is aware of the threat of such litigation, claim, suit, action or proceeding, the subject of which are the transactions contemplated in the Reorganization Agreement.

     Should DMS terminate the Reorganization Agreement for any reason other than a default by Montana as described in the Reorganization Agreement, DMS shall be liable for all damages caused by the failure to close. Similarly, if Montana should terminate the Reorganization Agreement for any reason other than a default by DMS as described in the Reorganization Agreement, Montana shall be liable for all damages caused by the failure to close.

     In the event of termination of the Reorganization Transaction, the Reorganization Agreement shall forthwith become void and there shall be no liability or obligation on the part of Montana or DMS, or their respective officers, directors or Shareholders; provided, that each party shall remain liable for any willful breaches of the Reorganization Agreement prior to its termination.

     In the event of termination of the Reorganization Agreement for any reason, Montana shall record as liabilities payable to itself any funds advanced by DMS or by any of DMS' individual shareholders or direct affiliates.

4.   Conditions Precedent to the Reorganization Closing.

4.1 Conditions Precedent to the Obligations of Montana to Complete the Closing. To be contained in the definitive Reorganization Agreement, the obligations of Montana to enter into and complete the Closing will be subject to the fulfillment of the following conditions, any one or more of which may be waived by Montana:

(a) (i) All of the terms, covenants, and conditions of the Reorganization Agreement to be complied with or performed by DMS at or before the Closing shall have been duly complied with and performed in all material respects,

     (ii) the representations and warranties of DMS set forth in Article III shall be true in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing, and

(iii) Montana shall have received a certificate to such effect from DMS.

(b) All consents, waivers, approvals, licenses, authorizations of, or filings or declarations with third parties or governmental or regulatory bodies required to be obtained by DMS in order to permit the transactions contemplated by the Reorganization Agreement to be consummated in accordance with agreements and court orders applicable to DMS and applicable governmental laws, rules, regulations and agreements shall have been obtained and any waiting period thereunder shall have expired or been terminated, and Montana shall have received a certificate from DMS to such effect.

(c) All actions, proceedings, instruments, and documents in connection with the consummation of the transactions contemplated by the Reorganization Agreement, including the forms of all documents, legal matters, opinions, and procedures in connection therewith, shall have been approved in form and substance by Montana or its counsel, which approval shall not be unreasonably withheld.

(d) DMS shall have furnished such certificates to evidence compliance with the conditions, as may be reasonably requested by Montana or its counsel.

(e) DMS shall not have suffered any negative or adverse material effect unknown to Montana.

(f) No material information or data provided or made available to Montana by or on behalf of DMS shall be incorrect in any material respect.

(g) No investigation and no suit, action, or proceeding before any court or any governmental or regulatory authority shall be pending or threatened by any state or Federal governmental or regulatory authority, against DMS or any of its affiliates, associates, officers, or directors seeking to restrain, prevent, or change in any material respect the transactions contemplated hereby or seeking damages in connection with such transactions that are material to DMS in connection with the Reorganization.

(h) DMS shall have received the necessary approvals from at least 51% of its shareholders to proceed with the transactions contemplated herein; and

(i) DMS shall have submitted its unaudited financial statements so as to allow Montana to comply with its reporting requirements to the SEC in connection with the proposed transaction.

4.2 Conditions Precedent to the Obligations of DMS to Complete the Closing. To be contained in the definitive Reorganization Agreement, the obligations of DMS to enter into and complete the Closing will be subject to the fulfillment on or prior to the Closing Date, of the following conditions, any one or more of which may be waived by DMS:

(a) (i) All of the terms, covenants, and conditions of the Reorganization Agreement to be complied with or performed by Montana at or before the Closing shall have been duly complied with and performed in all material respects,
(ii) the representations and warranties of Montana set forth in Article IV shall be true in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing, and (iii) DMS shall have received a certificate to such effect from Montana.

(b) All consents, waivers, approvals, licenses, authorizations of, or filings or declarations with third Parties or Governmental or Regulatory Bodies required to be obtained by Montana in order to permit the transactions contemplated by the Reorganization Agreement to be consummated in accordance with agreements and court orders applicable to Montana and applicable governmental laws, rules, regulations and agreements shall have been obtained and any waiting period thereunder shall have expired or been terminated, and DMS shall have received a certificate from Montana to such effect.

(c) All actions, proceedings, instruments, and documents in connection with the consummation of the transactions contemplated by the Reorganization Agreement, including the forms of all documents, legal matters, opinions, and procedures in connection therewith, shall have been approved in form and substance by counsel for DMS, which approval shall not be unreasonably withheld.

(d) Montana shall have furnished such certificates to evidence compliance with the conditions set forth in this Article, as may be reasonably requested by DMS or its counsel.

(e)   Montana shall not have suffered any negative or adverse material effect.

(f) No material information or data provided or made available to DMS by or on behalf of Montana shall be incorrect in any material respect.

(g) No investigation and no suit, action, or proceeding before any court or any governmental or regulatory authority shall be pending or threatened against Montana and no investigation and no suit, action, or proceeding before any court or any governmental or regulatory authority shall be pending or threatened against any of its affiliates, associates, officers, or directors seeking to restrain, prevent, or change in any material respect the transactions contemplated hereby or seeking damages in connection with such transactions.

(h) Montana shall not have received notification from the SEC that its Registration Statement on Form SB-2, dated September 18, 2000, was revoked or is subject to cancellation under any SEC administrative proceeding.

(i) Montana shall satisfy, in a timely manner within 10 (ten) days after the Closing, the filing requirements set forth in paragraph 15(d) of the Securities Act, subject to certain provisions that will be set forth in the definitive Reorganization Agreement.

(j)   DMS shall have obtained shareholder approval of the Share
Reorganization.

(k) Montana shall have discontinued all of its preexisting business operations, and shall have no assets nor any liabilities.

(l) Montana shall comply with Regulation 14A and Regulation 14C, as may be applicable, and shall file a Schedule 14A and/or Schedule 14C that contains the details of the Reorganization shall be prepared and be ready for filing with the SEC.

(m) The Form 8-K concerning the Reorganization shall be prepared by Montana and be filed with the SEC upon the execution and delivery by the Parties of this Letter of Intent.

5. Post-Closing Assurances. Montana and DMS agree to take the following actions after the Closing Date:

5.1 Further Information. Following the Closing, each party will afford to the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data of DMS or Montana, as the case may be, relating to the business of DMS or Montana in their possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation, and final disposition of any claims which may have been or may be made against any party or its affiliates and (b) for any other reasonable business purpose.

5.2 Record Retention. Each party agrees that for a period of not less than five years following the Closing Date, such party shall not destroy or otherwise dispose of any of the books and records of DMS or Montana relating to the business of DMS or Montana in his or its possession with respect to periods prior to the Closing Date. Each party shall have the right to destroy all or part of such books and records after the fifth anniversary of the Closing Date or, at an earlier time by giving each other party hereto 30 days prior written notice of such intended disposition and by offering to deliver to the other party or parties, at the other party's or parties' expense, custody of such books and records as such party may intend to destroy.

5.3 Post-Closing Assistance. DMS and Montana will provide each other with such assistance as may reasonably be requested in connection with the preparation of any tax return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for taxes, and each will retain and provide the requesting party with any records or information that may be reasonably relevant to such return, audit or examination, proceedings or determination. The party requesting assistance shall reimburse the other party for reasonable out-of-pocket expenses incurred in providing such assistance. Any information obtained pursuant to this provision or pursuant to any other paragraph in the definitive Reorganization Agreement providing for the sharing of information or the review of any tax return or other schedule relating to taxes shall be kept confidential by the Parties thereto, unless any such sharing of information will be required to be disclosed to Montana's accountants or reported to the SEC by Montana.

5.4 SEC Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Montana Common Stock to the public without registration, from and after the Closing, Montana will use its best efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times; and

(b) file with the SEC in a timely manner all reports and other documents required of Montana under the Securities Act.

6.   Survival of the Reorganization Transaction.

6.1 Survival of Agreements, Representations and Warranties. Notwithstanding any investigation conducted or notice or knowledge obtained by or on behalf of any party to the Reorganization Transaction, each agreement of and to the definitive Reorganization Agreement shall survive the Closing without limitation as to time until fully performed and each representation and warranty in the definitive Reorganization Agreement or in any exhibits, schedules or certificates delivered pursuant to the definitive
Reorganization Agreement shall survive the Closing for a period of two years (other than certain representations and warranties to be contained in the definitive Reorganization Agreement, which shall survive the Closing without limitation as to time, and other than the representations and warranties contained to be contained in the definitive Reorganization Agreement that are similar to the provisions hereof , which shall survive the Closing until the earlier of (i) three and one-half years from the Closing Date and (ii) three years following the date on which Montana files the tax return relating to the taxable period from January 1, 2010 through the Closing Date).
If indemnification will be sought, notice must be given to the party from whom indemnification will be sought of any claim for indemnification under the applicable termination provisions to be contained in the definitive Reorganization Agreement prior to the termination of the relevant survival period.

6.2 Survival of Indemnification Agreements. As will be set forth in Montana's Disclosure Schedule to be contained in the definitive Reorganization Agreement, Montana's agreements to indemnify certain current and former officers, directors, employees, consultants, and shareholders shall survive the Reorganization Transaction and shall continue in full force and effect without limitation as to time.

7. Board Approval. The Reorganization will be subject to the unanimous approval by DMS' Board of Directors. Montana's Board of Directors has heretofore approved the Reorganization and the overall transaction suggested by this Letter of Intent, to become evidenced by its execution of the Reorganization Agreement, and related documents.

8.   Shareholder Approval.

8.1 The Reorganization will be subject to the approval by a majority of DMS' and Montana's shareholders. At the time of execution of the definitive Reorganization Agreement, DMS' affiliates will agree to vote in favor of the Reorganization. DMS' shareholders may vote under a voting trust, through a voting agreement, by written consent, or by another instrument that will collectively represent the affirmative votes of the plurality in the total number of shares of DMS Stock issued and outstanding required to approve the Reorganization and related matters (discussed hereinbelow), in accordance with the applicable provisions of Delaware law.

8.2 If DMS' shareholders are unable to consummate the Reorganization, or the overall transaction suggested by this proposal, by consent in lieu of a special meeting, then, and in such case, Montana will call a special meeting of DMS' shareholders as permitted by Delaware law in accordance with the applicable rules and regulations of the SEC.

9. Disclosure. Montana will be permitted to issue a press release upon the signing of this preliminary Letter of Intent by an authorized representative of DMS. Montana and DMS agree to take all reasonable precautions to prevent any trading in Montana's securities by their respective officers, directors, employees, and agents having knowledge of the proposed Reorganization until the proposed Reorganization has been sufficiently publicly disclosed.

10. Professional Fees. DMS will pay the fees of the accountants, attorneys, investment advisors, stock transfer agents, administrative fees, state filing expenses and fees, and other professional fees for work required to be performed in connection with the Reorganization.

11. Confidentiality. The Parties have entered into a confidentiality agreement of even date herewith, concerning the protection of the confidential information of the other party received during the negotiations contemplated by this letter, and each party hereby reaffirms such obligations.

12. Nature of Negotiations. The Parties understand that the negotiations described in this letter are preliminary Reorganization negotiations. The overall transaction suggested by this Letter of Intent will be subject to execution of definitive agreements containing conditions, including, but not limited to, those referenced in this letter.

13. Effect of This Letter. Except for sections one, two, four, six, seven, 10, 11, and 13 of this Letter of Intent, which create binding obligations on Montana and DMS as indicated, this Letter of Intent creates no liability or obligation on the part of either DMS or Montana. Neither party will have any obligation to consummate the transactions contemplated by this Letter of Intent unless and until the definitive Reorganization Agreement and all other definitive contracts and writings concerning the Reorganization and the overall transaction suggested by this Letter of Intent are executed by both Parties and the conditions set forth in the definitive Reorganization Agreement are satisfied. The operative, binding, and contractual agreements set forth in this Letter of Intent shall be governed by the laws of the State of Delaware.

14. Remedies. In the event of a breach by either party of the compulsory terms and provisions contained in this Letter of Intent, including the breach by either party of any of the binding provisions relating to the Reorganization and the agreements relative to the binding obligations hereinunder, the other party may be entitled to any remedy for such breach available at law or in equity.

15. No Negative Inference against Preparer. This Letter of Intent is the result of negotiations between the Parties, each of which is represented by counsel and other professionals of their own choosing. All Parties shall be deemed to have drawn the operative and binding terms of this Letter of Intent and no negative inference or interpretation shall be made by a court of competent jurisdiction, by an arbitrator, or by a mediator, against the party, whose counsel drafted this document.

16. No Admission of Liability. Neither this Letter of Intent nor the negotiation, preparation, or submission hereof, shall be, or shall be deemed or construed to be (i) an admission of (a) any liability by any of the Parties, or (b) the validity of any claims; or (ii) the basis for any lawsuit, arbitration, or mediation, other than an action to enforce, or to seek damages, for the breach of the operative and binding provisions of this Letter of Intent.

     As I previously mentioned, Montana's Board of Directors and principal shareholder believe that a combination of our companies is compelling from a strategic perspective and will create a superior platform to establish and continue growth. In conclusion, I would like to highlight, what I believe to be, the principal and substantial benefit from our proposed transaction: To provide a more substantial base for developing further capabilities. I believe that market conditions and newly enacted Federal and state regulations are inevitably compelling substantial integration of small, struggling companies, that either previously registered their securities under the Securities Act of 1933, as in Montana's case, or the securities of which were exempt from registration under an applicable exemption from registration, as in DMS' case. Of course, in the absence of the use of these companies for fraudulent purposes or to circumvent SEC registration requirements, I firmly believe that microcap public companies are essential to the backbone for the development and growth of start-up business in this nation. Moreover, the development of the combined company will rely on the availability of capital from public markets, which is not available to non-public companies. Again, I believe that Montana's proposal is substantially more attractive to your shareholders than your other prospects. I believe that your shareholders will enthusiastically embrace our proposal, once they learn of it. In light of the fiduciary responsibilities of DMS' Board of Directors to its shareholders, we believe that you have a legal duty to facilitate the receipt by your shareholders of our proposal in order that they may freely choose what we believe is a favorable transaction. Our proposal provides your shareholders with the prospect of an immediate and significant increase in their liquidity by offering a compelling long term opportunity to participate as shareholders in an emerging growth company in the development stage.

     We propose that you timely provide Montana with the opportunity to perform confirmatory bring-down, accounting, and legal due diligence. We believe that time is of the essence, and, in order to expedite the process, we are prepared to move forward expeditiously by committing all of our resources, although limited, to promptly consummate the Reorganization Transaction suggested by this Letter of Intent. We are immediately prepared to enter into a confidentiality agreement, to perform our limited, initial due diligence requirements described hereinabove, and to enter into an Reorganization Agreement with you on the terms and conditions set forth hereinabove and to consummate the combination of our companies in the manner and by the timing set forth hereinabove.

     The Board of Directors of Montana has unanimously approved this proposal and has unanimously authorized Montana to proceed in this matter.

     I am prepared to meet with you immediately to answer any questions you may have and to establish the definitive terms and provisions to be contained in the Reorganization Agreement. In fact, in that regard, Montana has prepared a working draft of the proposed Reorganization Agreement, which I am prepared to deliver to you, upon your agreement with our statements in this Letter of Intent and by your overall acceptance of our terms and conditions related to the proposed Reorganization.

     Therefore, if this letter accurately reflects your understanding, kindly indicate your intent by signing this Letter of Intent, where indicated below. Upon DMS' acceptance, I will notify you by telephone of the location where you may transmit the signature page, which acknowledges DMS' acceptance of the general terms and provisions contained in this Letter of Intent and of DMS' agreement to proceed in regard to the overall Reorganization Transaction suggested by this Letter of Intent.

                                               Very truly yours,

                                               MONTANA ACQUISITION CORPORATION

                                               /s/ Randolph S. Hudson

                                               Randolph S. Hudson
                                               Chairman of the Board
                                               President
                                               Chief Executive Officer

ACCEPTED AND AGREED TO:

DISTRIBUTION MANAGEMENT SERVICES, INC.
("DMS")




By:	Leo Greenfield
	Chairman of the Board
	President
	Chief Executive Officer

Date Approved:  _________________________

Attachment/Enclosure, Due-Diligence Information Schedule

                      [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

                      [Telecopier Endorsement: Received from Leo Greenfield
                         at 0938 Hours, Pacific Time, on August 16, 2010]

ACCEPTED AND AGREED TO:

DISTRIBUTION MANAGEMENT SERVICES, INC.
("DMS")

/s/ Leo Greenfield

By:	Leo Greenfield
	Chairman of the Board
	President
	Chief Executive Officer

Date Approved:  Aug. 13, 2010

Attachment/Enclosure, Due-Diligence Information Schedule

                                      Page 16 of 16